SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ASHWORTH, INC.

(Name of Subject Company (issuer))

PHX ACQUISITION CORP.

a wholly-owned subsidiary of

TAYLOR MADE GOLF COMPANY, INC.

an indirect wholly-owned subsidiary of

ADIDAS AG

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04516H101

(CUSIP Number of Class of Securities)

William S. Reimus, Esq.

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Ethan D. Feffer, Esq.

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 4th Floor

Costa Mesa, CA 92626

(714) 513-5100

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$28,019,003.60	$1,101.15

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $1.90 cash per share all 14,746,844 shares of common stock of Ashworth, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction valuation multiplied by 0.0000393.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by PHX Acquisition Corp., a Delaware corporation, and a wholly-owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company, to purchase all outstanding shares of common stock par value $0.001 per share of Ashworth, Inc., a Delaware corporation, at $1.90 per Share, net to the seller in cash, without interest. The ultimate parent of Taylor Made Golf Company, Inc. is adidas AG, a multinational apparel and sporting goods company. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated October 20, 2008, attached hereto as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 of the Securities Exchange Act of 1934.

The information contained in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is hereby incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address. The name of the subject company and the issuer of the securities to which this Tender Offer Statement relates is Ashworth, Inc., a Delaware corporation (“Ashworth”). The address and telephone number of its principal executive offices are 2765 Loker Avenue West, Carlsbad, California 92010, telephone (760) 438-6610.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the outstanding shares of common stock, par value $0.001, of the Company (the “Shares”). As of October 13, 2008, there were 14,746,844 Shares issued and outstanding.

(c)	Trading Market and Price. Information about the trading market and price of the subject securities under Section 6 of the Offer to Purchase entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address. The names of the filing persons and purchaser to which this Schedule TO relates are Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company (“TMaG”), adidas AG, a company formed under the laws of Germany and TMaG’s ultimate parent entity (“adidas”) and PHX Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of TMaG (“Purchaser”). TMaG and Purchaser’s principal executive offices are located at 5545 Fermi Court, Carlsbad, California 92008, telephone (760) 918-6000. adidas’ principal executive offices are located at Adi-Dassler-Str. 1, 91074 Herzogenaurach, Germany, telephone +49 9132-842920.

(b)	Business and Background of Entities. The information under Section 9 of the Offer to Purchase entitled “Certain Information Concerning adidas, TMaG and Purchaser” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions. The information under Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Ashworth” is incorporated herein by reference.

(b)	Significant Corporate Events. The information under Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Ashworth” is incorporated herein by reference.

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	Purposes. The information under Section 13 of the Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters” is incorporated herein by reference.

(c)	Plans. The information under Section 13 of the Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for Ashworth; Other Matters” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds. The information under Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. The information under Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(d)	Borrowed Funds. The information under Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership. The information under Section 9 of the Offer to Purchase entitled “Certain Information Concerning adidas, TMaG and the Purchaser” is incorporated herein by reference.

(b)	Securities Transactions. The information under Section 9 of the Offer to Purchase entitled “Certain Information Concerning adidas, TMaG and the Purchaser” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or recommendations. Not applicable.

Item 10.	FINANCIAL STATEMENTS

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

Item 11.	ADDITIONAL INFORMATION

(a)	Agreements, regulatory requirements and legal proceedings.

(1)	Not applicable.

(2)	The information under Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(3)	The information under Section 15 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(4)	The information under Section 7 of the Offer to Purchase entitled “Certain Effects of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(5)	None.

(b)	Other Material Information. None.

Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 20, 2008

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers and Other Nominees

(a)(1)(E)*	Form of Letter to Clients

(a)(5)	Press release dated October 13, 2008 (1)

(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

(d)(2)	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd) and Parche, LLC (1)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth with the Securities and Exchange Commission on October 14, 2008.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHX ACQUISITION CORP.

By:	/s/ William S. Reimus
Name:	William S. Reimus
Title:	Secretary

Date:	October 20, 2008

TAYLOR MADE GOLF COMPANY, INC.

By:	/s/ William S. Reimus
Name:	William S. Reimus
Title:	Senior Vice President and General Counsel

Date:	October 20, 2008

ADIDAS AG

By:	/s/ Frank Dassler
Name:	Frank Dassler
Title:	General Counsel and Chief Compliance Officer

Date:	October 20, 2008

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 20, 2008

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers and Other Nominees

(a)(1)(E)*	Form of Letter to Clients

(a)(5)	Press release dated October 13, 2008 (1)

(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

(d)(2)	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd (f/k/a Starboard Value & Opportunity Master Fund, Ltd) and Parche, LLC (1)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
(1)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth with the Securities and Exchange Commission on October 14, 2008.